

May 8, 2012

Via E-mail
Michael B. Farnell, Jr.
Executive Vice President and
Chief Legal Officer
Nexeo Solutions, LLC
9303 New Trails Drive
Suite 400
The Woodlands, TX 77381

  Re: Nexeo Solutions, LLC
     Amendment No. 2 to Registration Statement on Form S-4
     Filed May 2, 2012
     File No. 333-179870

Dear Mr. Farnell:

  We have reviewed your registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

China Joint Venture Acquisition, page 47

1. You disclose that you have the opportunity, and in certain situations the obligation, to acquire the remaining 40% of the joint venture from the shareholders of Beijing PlasChem. Please amend your filing to disclose, if true, that the shareholders of the 40% interest have an unrestricted right to put their 40% interest to you after the release of the audited 2013 financials of the joint venture. Furthermore, given that you will be consolidating the joint venture once you complete the transaction, please amend your filing to provide a discussion of whether the Chinese acquiree is highly leveraged, will require material capital expenditures after the acquisition and if it has historically generated positive or negative operating cash flows. Please also disclose whether you are contractually obligated to fund losses of the joint venture. Enhanced disclosure will allow investors to gain a better understanding of the potential impact, if any, of the joint venture to your liquidity and results of operations.

Compensation Discussion and Analysis, page 101

2. Please disclose how your board of directors determined the amount of Series B Units in Holdings to grant each named executive officer during the 2011 fiscal year. Refer to Item 402(b)(1)(v) of Regulation S-K.

<u>Summary Compensation Table, page 107</u>

3. As previously requested by comment seven in our letter dated April 26, 2012, please revise your registration statement to disclose all executive compensation for the full fiscal year. On page 110, we note that Mr. Bradley's employment agreement provides a one-time grant of two million performance-based phantom units designed to pay him a performance bonus if a liquidity event occurs. Based on your disclosure on pages 109 and 111, we note that you granted these phantom units on March 31, 2011 and that the value of each phantom unit Mr. Bradley received equaled $1.00 on the effective date of his employment agreement. Please revise your registration statement to disclose the aggregate grant date fair value of this phantom unit award in the Summary Compensation Table and the Grant of Plan-Based Awards for the 2011 Fiscal Year Table. Please also revise your registration statement to disclose this phantom unit award in the Outstanding Stock Awards at 2011 Fiscal Year-End Table.

4. We note your revised disclosure on pages 107 and 108 where you include the discretionary bonuses related to the 2011 fiscal year in the All Other Compensation column and table. Please note that discretionary bonuses are properly reportable in the Bonus column of the Summary Compensation Table. Refer to the Regulation S-K Compliance and Disclosure Interpretations, Question 119.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please revise your disclosure to include the discretionary bonuses related to the 2011 fiscal year in the Bonus column and remove these bonuses from the All Other Compensation column and table.

5. We note your response to comment seven in our letter dated April 26, 2012; however, we partially reissue the comment. Please remove all references to the "short year" throughout your discussion of executive compensation, including footnote two to the Summary Compensation Table, footnotes (b), (d) and (e) to the All Other Compensation Table on page 108 and the paragraph following Potential Payments Upon Termination or a Change in Control on page 110.

<u>Director Compensation for the 2011 Fiscal Year, page 113</u>

6. We note your response to comment nine in our letter dated April 26, 2012. In this regard, please also revise your Director Compensation Table to include the bonus Mr. Smith received for the company's performance in the 2011 fiscal year pursuant to the Bonus Plan in the Non-Equity Incentive Plan Compensation column. Refer to Item 402(k)(2)(v) of Regulation S-K.

<u>Signatures, pages II-9 – II-13</u>

7. Please revise your signature pages to refer to the Securities Act in the paragraph immediately preceding the signatures of your directors and executive officers.

Michael B. Farnell, Jr.
Nexeo Solutions, LLC
May 8, 2012
Page 3

You may contact Tracey McKoy at (202) 551-3772 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Sarah K. Morgan (via e-mail)
        Vinson & Elkins L.L.P.
        1001 Fannin, Suite 2300
        Houston, TX 77002